Exhibit 99.11

Digihost’s Vertical Integration Results in Expanded Production Capacity and a Significantly Reduced Operating Cost Structure

Vancouver, BC – February 27, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI) is pleased to provide operational highlights resulting from the Company’s recent reverse takeover transaction which was completed on February 14, 2020. As a result of these operational improvements the Company has significantly enhanced its competitive position in the blockchain sector.

●	The vertical integration of Digihost’s cryptocurrency mining operations with the Company’s previously leased hosting infrastructure and equipment has resulted in a material reduction in operating costs. Electricity costs, which comprise a significant percentage of the Company’s operating and maintenance costs, have now been reduced to an industry competitive average supply cost of approximately US$0.038/kWh. This reduction in electricity costs will result in a significant reduction to Digihost’s total operating costs going forward.

●	Digihost has also increased its operating capacity through the acquisition of an additional 49Ph of hashing power which will generate an incremental 23.8 bitcoins per month with a power requirement of 3.9MW. This additional equipment has a more efficient power utilization rate.

●	The Company intends on increasing the hash rate through the purchase of additional equipment over the course of 2020 and further lowering operating costs by lowering the cost of electricity.

●	In order to achieve Digihost’s stated objective of maximizing shareholder value the Company’s new management team has formulated a set of strategic objectives designed to expand operations to include blockchain software solutions for luxury fashion brands and AI products as well as the examination of the benefits of an acquisition of independent power generating facilities.

Michel Amar, CEO commented, “I am very excited to be an integral part of the Digihost management team. With the execution of our recently developed strategic plan we can take Digihost to the next level. We are working on several innovative initiatives for 2020 that will provide operational diversification for our fully integrated company”.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth oriented blockchain company. As the result of recent equipment purchases the Company has significantly increased its hashrate from 159PH to 208PH, an increase of 31%. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after 3 years. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Additional Information

For further information, please contact:

Digihost International, Inc.

Angie Ihler, Media Inquiries

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as the Company’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, and the regulatory environment of cryptocurrency in the applicable jurisdictions. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of the Company include but are not limited to: the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the State of New York, the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this press release.